

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Chris Lucas
Group Finance Director
Barclays PLC
1 Churchill Place
London E14 5HP, England

> **Re: Barclays PLC**
> **Form 20-F**
> **Filed March 19, 2010**
> **File No. 001-09246**

Dear Mr. Lucas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings or by advising us when you will provide the requested response, as is appropriate for each comment listed below. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009
General

1.   It does not appear that "clean" opinions of counsel have been filed in connection with Barclays Bank PLC's ongoing sales of linked notes under its shelf registration statement (File No. 333-169119). Please advise us why "clean" opinions have not been filed, or if they have been filed, where they are located.

Section 1. Business Review
Balance Sheet Commentary
Adjusted Gross Leverage 2009/08, page 15

2.   We note your response to comment 5 in our letter dated September 8, 2010. Please tell us and revise your future filings to clarify your statement that the reduction in the

adjusted gross leverage ratio from March 2009 – December 2009 was due to, "*strong asset and liability management resulting in reductions in reverse repos and trading portfolio assets.*" Describe specifically how you reduced these balances.

Risk Management
Credit Risk Management
Barclays Capital Credit Market Exposures

D. Protium, page 90

3.   We note your response to comment 7 to our letter dated September 8, 2010 regarding the Protium transaction. Please respond to the following additional comments:

- Your response indicates that the asset purchase and working capital for the entity was funded by third party equity investors and by loan financing. However, in the case of the assets you transferred to Protium, the entire purchase consideration was a loan payable to you, slightly in excess of the total assets transferred. Please tell us why, and provide additional information about the capital structure of Protium;
- Tell us why you structured the term of the note to be ten years, but project the weighted average cash flows for the assets originally transferred to be less than five years;
- Tell us whether new assets acquired with proceeds from assets that mature or are sold from the original transfer serve as collateral for the loan;
- Your disclosure on page 90 of your 2009 20-F indicates that Protium is obliged to pay principal and interest equal to the amount of available cash generated by the fund after payment of fund expenses and certain payments to the fund's partners. Please provide additional information about the specific fund expenses and describe the payments to the fund's partners, both in dollar amount and in terms of percentages of their original capital investment.   Tell us why the transaction was structured this way, instead of just a normal loan contract with principal due at maturity;
- Tell us whether you serve as the servicer of the new assets as new assets are purchased with proceeds from asset maturities or as sales take place;
- Tell us whether any of the fund management team is from Barclays;
- Tell us about any rights Barclays has over Protium. For example, tell us whether you have the ability to approve any plans or budgets or have any veto rights over any major decisions; and
- Provide any additional background for the business purpose of this transaction, particularly in light of the fact that a portion of your business is also to specialize in managing credit market assets and to maximize returns from the assets.

Section 3. Financial Statements
Consolidated Income Statement, page 178

4.   We note you include the title "net income" on the income statement prior to the inclusion of most operating expenses. Please consider changing this line item title in future filings

due to the fact that "net income" has a connotation of being the primary measure of profit or loss on a statement of financial position, and you use "profit before tax" as this measure of profit or loss.

Note 28. Provisions, page 209

5.   Please tell us how you determined it was appropriate to aggregate commission clawbacks, warranties and litigation into one category (i.e. sundry provisions). We note that paragraph 87 of IAS 37 states that it would not be appropriate to treat as a single class amounts relating to normal warranties and amounts that are subject to legal proceedings.

Note 45. Off-Balance Sheet Arrangements, page 240

6.   Please provide an example of the common types of structures used in client intermediation structured transactions and how you concluded that off-balance sheet accounting was appropriate under IFRS. Please specifically address how you concluded you do not have the ability to control the entities. In this regard, tell us the role you play in setting up the structures, all types of fee arrangements, any ongoing roles you play, the decisions you can make, who manages the structures after set up and what happens when events of default occur. Please also address the materiality of these structures, both from a balance sheet and income statement perspective.

You may contact David Irving at (202) 551-3321 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel